Exhibit 99.2

JBS N.V.

NOTICE TO THE MARKET

JBS ENTERS AGREEMENT TO ACQUIRE AND EXPAND

PREPARED FOODS FACILITY IN ANKENY, IOWA

JBS N.V. (“JBS” or “Company”) – NYSE: JBS; B3: JBSS32) announced it has reached an agreement to purchase a production facility in Ankeny, Iowa, for $100 million, with plans to build out the largest ready-to-eat bacon and sausage plant in the Company’s U.S. portfolio.

After the initial capital investments and construction are complete, the plant is expected to be operational by mid-2026.

“Today’s announcement aligns with our long-term strategy of offering more value-added and prepared foods products to meet the needs of our customers and consumers,” said Wesley Batista Filho, JBS USA Chief Executive Officer.

In the first half of the year, the Company announced total strategic investments in the United States of $835 million. In May, JBS disclosed plans to build a new fresh sausage facility in Iowa, totaling $135 million. This came in addition to $200 million allocated to upgrading our beef plants in Cactus (Texas) and Greeley (Colorado), and $400 million for a new prepared foods facility Pilgrim’s is building in Walker County, Georgia. Together with the current announcement of $100 million, these projects support the expansion of the JBS prepared foods portfolio and will help meet increased demand for these types of products by customers and consumers.

The transaction is subject to customary closing conditions.

Amstelveen, August 13, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer